Katherine Kalin Work History

Katherine is a director of PRIMARI Analytics. She has more than 25 years of experience as a senior executive in the healthcare and professional services industries. Katherine's healthcare industry expertise spans diagnostics, medical devices and pharmaceuticals. Most recently, she led corporate strategy at Celgene for five years. She also held leadership roles in marketing, sales, strategy and new business development at Johnson & Johnson. Prior to that, Katherine was a partner at McKinsey and Company, where she negotiated and led consulting assignments, operating as a strategic advisor to senior executives. She also served as a manager in corporate finance at Nomura International in the U.K. and Japan. Her international work experience includes Asia, Europe and North America. Katherine also serves as a board member for Brown Advisory Incorporated and for Clinical Genomics Technologies. Katherine received an M.B.A from Harvard University, and a Bachelor of Arts Honors Degree in French from the University of Durham, UK.